FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

April 5, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sauer Energy, Inc., a Nevada corporation (the “Company”)

Registration Statement on Form S-1 File Number 333-223604 (the “Registration Statement”)

Ladies and Gentlemen:

This letter is written in response to comments received telephonically last week and will elaborate on the effect of the pending reverse stock split on the Registration Statement.

Background

On February 28, 2018, the Company filed a Certificate of Change in Nevada to effect a one for five reverse stock split.  The Certificate of Change (“COC”) was filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 2, 2018.  A certificate of change was used rather than a certificate of amendment because: (1) the Company needed to effect the reverse split quickly in an effort to maintain the minimum $0.01 price required by the OTCBB and a full proxy solicitation would have taken several months; and (2) the Company wished to avoid the costs (estimated at approximately $30,000 to $40,000 of a proxy solicitation.  Under the Nevada Revised Statutes Section 708.209, a stock split which affects both the outstanding and the authorized by the same ratio may be accomplished by director vote and the filing of a COC and this is what the Company did.

Effect of the COC

As stated in the COC, the COC affected a one for five reverse stock split.  The results of the reverse split on the shares of the Company are (1) a reduction of the authorized shares of common stock from 650,000,000 to 130,000,000; and (2) a reduction of the issued and outstanding shares from 437,040,839 to 87,408,168.  The reverse split will also reduce the Company’s float from 347,881,226 to 69,576,245 and will reduce the number of shares being registered from 101,000,000 shares to 20,200,000 shares which is a number well within the limitations of the rules applicable to equity credit agreements.

If you have any further questions do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton